Michael C. McCormick
CORPORATE COMPLIANCE OFFICER, ASSOCIATE GENERAL COUNSEL AND ASSISTANT SECRETARY

651 293 4142	370 WABASHA STREET NORTH
651 293 2573	ST. PAUL, MN 55102-1390
mike.mccormick@ecolab.com

25 February 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:	Ecolab Inc.
Form 10-K
Commission File No. 1-9328

Ladies and Gentlemen:

Transmitted herewith via the EDGAR system is the Ecolab Inc. Annual Report on Form 10-K for the year ended December 31, 2010.

The 2010 financial statements do not reflect a change from 2009 in any accounting principles or practices, or in the application of such principles or practices.

Sincerely,

/s/Michael C. McCormick
Michael C. McCormick
Corporate Compliance Officer,
Associate General Counsel
and Assistant Secretary